June 17, 2010

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Variable Products Trust (on behalf of ING MidCap Opportunities Portfolio) (File No. 333-166559)

Dear Mr. Foor:

This letter responds to the comments that you provided on June 9, 2010 and June 14, 2010 in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING MidCap Opportunities Portfolio (the “Acquiring Portfolio”), a series of ING Variable Products Trust (the “Registrant”), on May 6, 2010.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING Baron Asset Portfolio, a series of ING Partners, Inc. (the “Acquired Portfolio” and together with the Acquiring Portfolio, the “Portfolios”) with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  All revisions to the Registration Statement in response to your comments will be reflected in the definitive Registration Statement which will be filed on or about June 22, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)              Comment 1: Page 3.  Please describe, in the second bullet point, the meaning of mid-sized U.S. companies.

Response: In response to your comment, the second bullet point has been revised as follows:

•                  Both Portfolios invest in mid-capitalization companies; under normal market conditions, Baron Asset Portfolio invests primarily in the securities of mid-sized growth companies with market capitalizations of $1.5 billion to $12 billion as measured at the time of purchase, while MidCap Opportunities Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in the common stocks of mid-sized U.S. companies.  For MidCap Opportunities Portfolio, mid-sized companies are those companies with market capitalizations that fall within the range of companies in the Russell Midcap® Growth Index at the time of purchase; (Addition underlined.)

2)              Comment: Please reverse the order of appearance of the required N-1A fee table (on page 19) and the summary table of gross and net expenses.

Response:  In response to your comment, the summary table of gross and net expenses has been deleted and the required N-1A fee table has been moved above the section “Comparison of Investment Objectives and Principal Investment Strategies.”

3)              Comment: Page 5. Disclose if the portfolio imposes a minimum number of votes that must be received from shareholders before the insurance company will vote shares.

Response: The Registrant does not mandate any minimum percentage of variable contract owners and qualified plan participants who need to give instructions for the insurance company to vote its shares.  It is currently disclosed in the section titled “Voting Rights” that: “Baron Asset Portfolio does not impose any requirement that a minimum percentage of voting instructions be received, before counting the Participating Insurance Companies and Qualified Plans as the Portfolio’s shareholders in determining whether a quorum is present.”

4)              Comment: Page 11.  Please confirm the fee table accurately reflects current expenses.  As a reminder, Instruction 3(d)(ii) to Item 3 of Form N-1A requires the restatement of fees if it would materially affect the information disclosed in the table.

Response:  The Registrant confirms that the fee table accurately reflects current expenses of each Portfolio.

II.                                     MISCELLANEOUS

5)              Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.                                 ACCOUNTING COMMENTS

6)              Comment: In light of the factors set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), please provide a written justification for the choice of the accounting survivor in the Reorganization.

Response:  The Acquiring Portfolio has been selected as the accounting survivor in the Reorganization because the combined portfolio after the Reorganization (the “Combined Portfolio”) will most closely resemble the Acquiring Portfolio when we compare the factors pursuant to the analysis in North American Security Trust.

First, the Acquiring Portfolio is much larger than the Acquired Portfolio (about $572.76 million v. $8.78 million, respectively, as of December 31, 2009).  Second, the Acquiring Portfolio and the Combined Portfolio have the same investment adviser, sub-adviser and portfolio managers, which are different from those of the Acquired Portfolio.  Third, the Acquiring Portfolio’s investment objective and strategies, which are different from those of the Acquired Portfolio, will survive in the Combined Portfolio after the Reorganization.  In addition, the Combined Portfolio’s portfolio composition after the transition is expected to resemble that of the Acquiring Portfolio.  Furthermore, the Acquired Portfolio has a shorter operational history as it commenced operations on January 3, 2006, while the Acquiring Portfolio was launched on May 5, 2000.  Finally, it is expected that the fee structure and pro forma expense ratios of the Combined Portfolio will be the same as the fee structure and expense ratios of the Acquiring Portfolio and different from those of the Acquired Portfolio.

7)              Comment: Portfolio Transitioning.  Please provide a percentage of the expected amount of securities to be sold prior to and after the closing date.  Also provide an estimate of the total dollar amount of transaction costs and a per share dollar amount.  Disclose an estimate of the capital gains or losses that are expected to be generated as a result of these sales.

Response.  As currently disclosed in the section titled “Portfolio Transitioning,” it is expected that the portfolio transitioning will take place after the closing of the Reorganization, that all of the portfolio holdings of the Acquired Portfolio will be delivered to the Acquiring Portfolio upon the closing of the Reorganization, and that the sub-adviser to the Acquiring Portfolio may sell all or a portion of the portfolio holdings acquired from the Acquired Portfolio after the closing.

The Registrant was able to estimate percentage the expected amount of securities to be sold after the closing of the Reorganization and the transaction costs incurred by the Acquired Portfolio assuming that the Reorganization took place on December 31, 2009.  Specifically, under that assumption, approximately 90% of the Acquired Portfolio’s holdings would have been sold after the closing and the Acquired Portfolio’s estimated transaction costs would have been less than $1,000, which are equal to 1.14 bps of the Acquired Portfolio’s net assets or about $0.001 per share as of December 31, 2009.  Because these estimated numbers would likely be different from those expected at the real closing of the Reorganization in August 2010 and the estimated costs are not significant (less than $0.001 per share), the Registrant believes that such estimated numbers are not useful for shareholders and does not intend to disclose such numbers in the Registration Statement.

Because shareholders of the Acquired Portfolio are separate accounts of insurance companies and qualified pension and retirement plans, investors are not subject to any tax consequences as a result of the distribution of any capital gains or losses to be generated as a result of the portfolio transitioning.  Accordingly, the Registrant believes that it is not necessary to disclose the estimated amount of such capital gains or losses.

8)              Comment. If the estimated amount of transaction costs is significant, please provide in the capitalization table an adjustment for the estimated transaction costs related to selling a significant portion of the securities as a result of the Reorganization.  Also provide a footnote explaining the adjustment.

Response.  The Registrant believes that the estimated amount of transaction costs to be borne by the Acquired Portfolio is not significant.

9)              Comment: Provide an estimate of the dollar amount of the expenses of the Reorganization.

Response.  As it is currently disclosed in the “Expenses of the Reorganization” section on page 25, the expenses of the Reorganization will be borne by Directed Services LLC, the investment adviser to the Acquired Portfolio, or an affiliate, and not by the Portfolios. As a result, the Registrant believes that it is not required to disclose the estimated expenses of the Reorganization.

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Chris Okoroegbe at 408.477.2278.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:                                 Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

Christopher C. Okoroegbe

Counsel

ING U.S. Legal Services

Jeffrey S. Puretz

Partner

Dechert LLP

[ING FUNDS LOGO]

June 17, 2010

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Variable Products Trust (on behalf of ING MidCap Opportunities Portfolio) (File No. 333-166559)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:                                 Jeffrey S. Puretz, Esq.

Dechert LLP